SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Company growth helped by the improving economic environment

PTC Preliminary Financial and Operating Results for Q3 2004

Warsaw, 6 October, 2004

Polska Telefonia Cyfrowa announced today its preliminary financial and operating results for the third quarter of 2004. The Company reported growth in all of its key financial and operating indicators: higher revenues, EBITDA improvement, and a significant rise in customer base. PTC’s strong market position and financial results for the third quarter reflect the strategy of focusing on the fastest growing market segments, whilst the Company took advantage of the improving economic environment in Poland.

The third quarter of 2004 saw PTC’s customer base cross the 8 million threshold and the Company now estimates its subscriber market share at over 39%. The Company’s revenues grew by approximately 13% to PLN 1.7 billion for a revenue share estimated at 36.5%. Increase in the number of subscribers by 39% over the past 12 months, led to a 15% fall in blended ARPU from PLN 79 to PLN 67. Segment ARPUs have been underpinned by strong growth in usage in both prepaid and postpaid, following substantial, market leading, price reductions implemented by PTC and the introduction of the Heyah prepaid brand. PTC’s first mover price cuts and brand innovations have changed the marketplace and accelerated penetration growth during 2004.

EBITDA for the third quarter exceeded PLN 0.75 billion, up approximately 14% compared to the corresponding period of 2003. The EBITDA ratio was approximately 45% for the quarter. Net profit for the third quarter more than doubled in comparison to the previous year. Final results and financial indicators will be announced in November 2004.

PTC significantly accelerated investments in its GSM network during the third quarter of 2004. During the past quarter capital expenditures amounted to PLN 236 million as compared to PLN 108 million in the corresponding period of 2003.

PTC has negotiated the terms of a new credit facility, which will refinance PTC’s existing sources of debt financing. The Euro 550 million ‘club deal’ facility, to be signed with 14 renowned banks during the next few days, will allow PTC to significantly cut its cost of financing.

“The strength of our business, our progress in reducing leverage and our recent attainment of an investment grade credit rating has resulted in PTC obtaining a great financing package to fund our future growth.” – commented Jonathan Eastick, Member of the Board and CFO of PTC.

“The Polish telecommunications market is about to experience an investment boom, on condition that market mechanisms are maintained and no unexpected barriers are created, such as excessive interference on the part of the regulator. The growth experienced by the operators, fast increase in customer numbers and price reductions are all happening significantly faster than predicted several months ago.” - said Bogusław Kułakowski, the CEO of Polska Telefonia Cyfrowa. “We are on the right track to building an information society benefiting from wireless technology available to all” – added Kulakowski.